Exhibit 99.3

BRASIL FOODS ANNOUNCES

2009 RESULTS

Sales reach R$ 24.4 billion

The result of an association between Perdigão and Sadia, the creation of BRF Brasil Foods was a landmark event for the Brazilian food industry in 2009. Brasil Foods begins its corporate existence ranked among the largest global players in the food sector, underscoring Brazil’s position as a power in the agribusiness sector.

With sales of R$ 24.4 billion and a market capitalization of US$ 11.4 billion, reported in 2009, Brazil Foods is the fourth largest Brazilian exporter, the world’s largest exporter of poultry meat and the largest global protein company by market capitalization.

Since its announcement, the association has progressed within the parameters of the Transaction Reversibility Preservation Agreement (APRO) signed with the Administrative Council for Economic Defense (CADE), the Brazilian anti-trust authority.

The public offering concluded during the year for supporting the operations of the new company exceeded expectations, raising R$ 5.3 billion. The success of this operation, together with the recent bond issue of US$ 750 million, has been instrumental in Brasil Foods beginning 2010 with a solid cash position.

In 2009, Brasil Foods completed some important stages for sustaining an innovative company on a solid base - a company which anticipates the future, guaranteeing scale and efficiency in order to compete with the international giants and contributing to an increasingly robust Brazilian economy.

BALANCE SHEET RECORDS A PROFIT OF R$ 360 MILLION

In 2009, Brasil Foods’ net sales surpassed the R$ 20.9 billion mark. Adjusted net income was R$ 360 million considering pro-forma results, that is the fully consolidated figures for Sadia (a wholly owned subsidiary) and its controlled companies shown as if the merger of shares had taken place on January 1 2008.

The domestic market reported an excellent operating result, accounting for 58% of net sales and equivalent to revenues of approximately R$ 15.3 billion. The processed/elaborated meats business registered the best performance with net sales of R$ 8 billion, corresponding to a growth of 9.5% in relation to the preceding fiscal year.

The results for Brasil Foods’ exports reflect the adverse international scenario which triggered a sharp decline in prices and volume. The situation was further aggravated by an extremely volatile foreign exchange market as well as cost and expense pressures along the entire production chain, among other factors impacting this segment. During the year, company exports reached about R$ 9.2 billion.